Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 10 DATED MARCH 25, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

As previously disclosed, on May 31, 2019, we acquired a $4,748,228 equity interest in a joint-venture limited partnership in connection with the acquisition and renovation of La Privada, a Class B, multifamily apartment complex in El Paso, Texas (the “La Privada Property”). On March 20, 2025, the La Privada Property was sold.

As a result of the business plan for the renovation of the La Privada Property, since the La Privada Property’s acquisition, 189 of the 240 units have been renovated. The exterior improvements were completed, including new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Since the La Privada Property’s acquisition, the La Privada Property’s average rent rate increased from $674/month as of June 2019 to $923/month upon the sale of the La Privada Property, representing a 37% increase.

The La Privada Property was originally acquired for $11,700,000, or $48,750 per unit, and was sold for $18,300,000, or $76,250 per unit, reflecting a 56.4% increase in property value. The initial underwriting projected a property-level internal rate of return (“IRR”) of 15.7%, a 3.1x equity multiple and 11.9% average cash-on-cash return throughout a 10-year hold period. Based on the La Privada Property’s sale price, we believe the La Privada Property will achieve approximately a 12.5% property-level IRR, a 1.85x equity multiple and 7.9% average cash-on-cash return over the 5.8-year hold period.

The sale of the La Privada Property represents our second full-cycle joint venture equity transaction since we began making such investments in 2019. Proceeds from the sale are expected to increase liquid assets in the REIT from 6% of NAV to 13% of NAV, ensuring the REIT’s ability to preserve existing investments and seize new opportunities.

In connection with the disposition of the La Privada Property, Realty Mogul Commercial Capital, Co., an affiliate of our manager RM Adviser, is entitled to a fee equal to 1.5% of the gross sales price of the property paid by the joint-venture limited partnership that issued equity to us in connection with the acquisition of the property. In addition, pursuant to the terms of the operating agreement of the joint-venture limited partnership, as amended, RM Communities La Privada GP, LLC, an affiliate of RM Adviser, is entitled to a promoted interest in amounts equal to 33% and 50% of the joint-venture limited partnership’s distributable cash in certain circumstances. A portion of the promoted interest will be paid to personnel affiliated with RM Communities La Privada GP, LLC and our Manager, including Jilliene Helman, Chief Executive Officer. We are not entitled to such promoted interest.